January 4, 2022

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee
Kristina Marrone
Austin Wood
James Lopez

Re:	Thayer Ventures Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed December 6, 2021
File No. 333-259570

Ladies and Gentlemen:

On behalf of our client, Thayer Ventures Acquisition Corporation (“Thayer” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 22, 2021, relating to the above referenced Amendment No. 2 to Registration Statement on Form S-4 submitted to the Commission on December 6, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 3”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from the version submitted on December 6, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on December 6, 2021), all page references herein correspond to the page of Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 Filed December 6, 2021

Background of the Business Combination, page 126

1.

We note your response to comment 4 and the statement on page 128 that the parties agreed that the 85% split for covered future tax benefits was reasonable and customary when compared to similarly situated companies with UP-C structures. Please reconcile with the statement on page 14 that UP-C structures are not used in initial business combinations with SPACs. It is unclear to what extent the negotiations of the UP-C structure’s benefits and potential benefits to the Flow Through Sellers involved concerns from the perspective of Thayer. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 31, 42, 106, 146 and 242 of Amendment No. 3 to clarify that the UP-C structure is often used in going-public transactions, which include initial business combinations with SPACs. The Company has also revised the disclosure on pages 130 and 131 to provide additional detail regarding key factors considered by Thayer in negotiations around the UP-C structure and to clarify that the 85% split for covered future tax benefits is customary in going-public transactions, including initial business combinations with SPACs.

Securities and Exchange Commission

January 4, 2022

Material US Federal Income Tax Considerations, page 164

2.

It appears the BDO opinion on what the tax consequences “should” be is subject to uncertainty. Please revise the disclosure and opinion to clarify whether it is subject to uncertainty and, if so, explain why BDO cannot give a “will” opinion, and describe the degree of uncertainty in the opinion. Include risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. The opinion may also state which position the registrant intends to take if challenged by the IRS. For reference, see Section III.3.C.4 of Staff Legal Bulletin No. 19. Please also include an appropriate consent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 76, 172 and 174 and Exhibit 8.1 of Amendment No. 3.

Information about Inspirato, page 202

3.

We note your revised disclosure and response to comment 10 and reissue the comment. You distinguish between the serviceable and addressable markets by stating that the higher TAM figures would require changes to the business model. However, it is unclear how the examples provided on page 217 (further investments in the business and operations, and capturing high net worth households even though the “lodging spend by high net worth individuals engaged in luxury travel” already appears to be captured by the serviceable market) would require changes to the business model. What is the basis for the significantly larger addressable market, and why is that market appropriate when it covers total room revenues of luxury hotel chains and luxury private rentals, and Inspirato’s planned innovation for luxury hospitality suppliers would only monetize part of their inventory “that would otherwise spoil”? Please revise to clarify the reasoning and assumptions so that the disclosure of Inspirato’s projected market is understandable to the average investor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 218-220 of Amendment No. 3.

Securities and Exchange Commission

January 4, 2022

Inspirato Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 239

4.

We note your response to comment 12. Please revise the description of your ARR key metric on page 241 to clearly explain the difference, if any, between annual subscription revenue (defined as “the product of the annual subscription cost multiplied by the number of subscribers”) and ARR (defined as “the number of Active Subscriptions as of the end of a period multiplied by the then-current annualized subscription rate”).

In response to the Staff’s comment, the Company has revised the disclosure on page 244 of Amendment No. 3.

*****

Securities and Exchange Commission

January 4, 2022

Please direct any questions regarding the Company’s responses or Amendment No. 3 to me at (202)-842-7835 or dpeale@cooley.com.

Sincerely,

/s/ Daniel Peale
Daniel Peale Cooley LLP

cc:	R. Webster Neighbor, Inspirato LLC
James Hnat, Inspirato LLC
John T. McKenna, Cooley LLP
Milson C. Yu, Cooley LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.
David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.